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Exhibit 3

Durban Roodepoort Deep, Limited

8 September 2003
251/03-jmd

For immediate release

Acquisition talks under way

DRD SHARE OPTION AGREEMENT WITH INVESTEC NETS $43 MILLION

Durban Roodepoort Deep, Limited ("DRD" ticker symbol; JSE: DUR; NASDAQ:

DROOY) announced today (08.09.03) that it has raised $43 140 600 (R321.4 million) from the Investec Group's exercising of an American call option on 18 million DRD shares, well ahead of the 3 October expiry date.

In a simultaneous cautionary announcement, DRD advised shareholders that it has entered into discussions regarding the acquisition of an asset. Investec's call option agreement with DRD, announced on 25 August, has been amended to increase the number of shares to 27 million. Investec exercised its option on the initial 18 million shares at a price of $2.3967 per share, being equal to 95% of the trade-weighted average price of DRD shares on NASDAQ for the 30 days prior to 5 September of $2.5229.

DRD Chairman and CEO Mark Wellesley-Wood said he was elated both by Investec's swift exercise of its option on 18 million shares and its keenness to secure an option on an additional 9 million. "This is a clear signal of the high level of enthusiasm amongst investors for DRD stock and their disregard of recent mischievous rumors regarding the company's solvency.

"It is a tremendous vote of confidence in our ability to resolve the current difficulties at our North West Operations in South Africa and to deliver on promised growth in Australasia," Wellesley-Wood said.

Queries:	Ilja Graulich Durban Roodepoort Deep, Limited +27 11 381 7800 / 7826 (office) +27 83 604 0820 (mobile)
James Duncan Russell and Associates +27 11 880 3924 (office) +27 82 892 8052 (mobile)

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DRD SHARE OPTION AGREEMENT WITH INVESTEC NETS $43 MILLION